Exhibit 4.6

Form of Stock Appreciation Agreement

FORM OF

STOCK APPRECIATION RIGHTS AGREEMENT

FOR SANDY SPRING BANCORP, INC.

2015 OMNIBUS INCENTIVE PLAN

This Stock Appreciation Rights (“SARs”) Grant is awarded to _______________ (the “Participant”) by Sandy Spring Bancorp, Inc. (the “Company”) as of __________________ (the “Grant Date”), the date the Compensation Committee of the Board of Directors of the Company (the “Committee”) granted the Participant the right to receive cash or shares (as noted below) equal to the excess of the Fair Market Value of one share of stock on the exercise date over the Exercise Price pursuant to Sandy Spring Bancorp, Inc. 2015 Omnibus Incentive Plan (the “2015 Plan”), subject to the terms and conditions of the 2015 Plan and this Award Agreement:

SARs Granted:	___________ shares of Common Stock.

Settlement Form:	__________ cash __________ shares

Date of Grant:	_______________, 20____

Exercise Price:	$________

Expiration Date:	_______________, unless sooner as set forth in this Award Agreement

Vesting Schedule:	Unless sooner vested in accordance with Section 2 of the Terms and Conditions (attached hereto) the SARs shall vest (become exercisable) in accordance with the following schedule:

Installment	Vesting Date

IN WITNESS WHEREOF, Sandy Spring Bancorp, Inc., acting by and through the Committee, has caused this Award Agreement to be executed as of the Grant Date set forth above.

SANDY SPRING BANCORP, INC.

By:
On behalf of the Committee

Accepted by Participant:

__________________________

Date:______________________

TERMS AND CONDITIONS

1.	Grant of SAR. The Grant Date, Exercise Price and number of Shares subject to your SAR are stated on page 1 of this Award Agreement. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the 2015 Plan.

2.	Vesting of SARs. The SAR shall vest (become exercisable) in accordance with the vesting schedule shown on page 1 of this Award Agreement. Notwithstanding the vesting schedule on page 1, the SAR will also vest and become exercisable upon your death or Disability during your Continuous Status as a Participant or in the event of a Change in Control.

3.	Term of SARs and Limitations on Right to Exercise. The term of the SAR will be for a period of ten (10) years, expiring at 5:00 p.m., Eastern Time, on the tenth anniversary of the Grant Date (the “Expiration Date”). To the extent not previously exercised, the vested portion of your SAR will lapse prior to the Expiration Date upon the earliest to occur of the following circumstances:

(a)	Three (3) months after the termination of your Continuous Status as a Participant for any reason other than your death or Disability.
(b)	Twelve (12) months after termination of your Continuous Status as a Participant by reason of Disability.
(c)	Twelve (12) months after the date of your death, if you die while employed, or during the three-month period described in subsection (a) above or during the twelve-month period described in subsection (b) above and before the SAR would otherwise lapse. Upon your death, your beneficiary (designated pursuant to the terms of the 2015 Plan) may exercise your SAR.
(d)	At the end of the remaining original term of the SAR if your employment is involuntarily or constructively terminated within twelve (12) months of a Change in Control.

If you or your beneficiary exercises an SAR after your termination of service, the SAR may be exercised only with respect to the Shares that were otherwise vested on the date of your termination of service.

You may exercise your SAR by providing written notice of intent to exercise to the address and in the form specified by the Committee from time to time

4.	Beneficiary Designation. You may, in a manner determined by the Committee, designate a beneficiary to exercise your rights under the 2015 Plan and to receive any distribution with respect to this SAR upon your death. A beneficiary, legal guardian, legal representative, or other person claiming any rights under the 2015 Plan is subject to all terms and conditions of this Award Agreement and the 2015 Plan, and to any additional restrictions deemed necessary or appropriate by the Committee. If you have not designated a beneficiary or none survives you, the SAR may be exercised by the legal representative of your estate, and payment shall be made to your estate. You may change or revoke a beneficiary designation at any time provided the change or revocation is filed with the Company.

5.	Withholding. The Company or any employer Affiliate has the authority and the right to deduct or withhold, or require you to remit to the Company, an amount sufficient to satisfy federal, state, and local (if any) withholding taxes and employment taxes (i.e., FICA and FUTA).

6.	Limitation of Rights. This SAR does not confer on you or your beneficiary designated pursuant to Paragraph 5 any rights as a shareholder of the Company unless and until the Shares are in fact issued in connection with the exercise of the SAR. Nothing in this Award Agreement shall interfere with or limit in any way the right of the Company or any Affiliate to terminate your employment at any time, nor confer upon you any right to continue in the service of the Company or any Affiliate.

7.	Restrictions on Transfer and Pledge. You may not pledge, encumber, or hypothecate your right or interest in this SAR to or in favor of any party other than the Company or an Affiliate, and this SAR shall not be subject to any lien, obligation, or liability of the Participant to any other party other than the Company or an Affiliate. You may not assign or transfer this SAR other than by will or the laws of descent and distribution or pursuant to a domestic relations order that would satisfy Section 414(p)(1)(A) of the Code if such Section applied to an SAR under the 2015 Plan; provided, however, that the Committee may (but need not) permit other requested transfers. Only you or any permitted transferee may exercise this SAR during your lifetime.

8.	Plan Controls. The terms contained in the 2015 Plan are incorporated into and made a part of this Award Agreement and this Award Agreement shall be governed by and construed in accordance with the 2015 Plan. In the event of any actual or alleged conflict between the provisions of the 2015 Plan and the provisions of this Award Agreement, the provisions of the 2015 Plan will control.

9.	Successors. This Award Agreement shall be binding upon any successor of the Company, in accordance with the terms of this Award Agreement and the 2015 Plan.

10.	Severability. If any one or more of the provisions contained in this Award Agreement is invalid, illegal or unenforceable, the other provisions of this Award Agreement will be construed and enforced as if the invalid, illegal or unenforceable provision had never been included in this Award Agreement.

11.	Notice. Notices and communications under this Award Agreement must be in writing and either personally delivered or sent by registered or certified United States mail, return receipt requested, postage prepaid. Notices to the Company must be addressed to:

[INSERT CONTACT]

or any other address designated by the Company in a written notice to the Participant. Notices to you will be directed to your address, as then currently on file with the Company, or to any other address that you provide in a written notice to the Company.